File Number: 55773-2

Web site: www.langmichener.com

Direct Line: (604) 691-7452
Direct Fax Line: (604) 691-7356
E-Mail: dcowan@lmls.com

April 29, 2009

FAXED (703) 813-6939

United States Securities and Exchange Commission
100 F St. NE
Washington, DC 20549

Attention:         Kathryn Jacobson, Senior Staff Accountant

Dear Ms. Jacobson:

Re:       Stream Communications Network & Media Inc. (the "Company")
             Form 20-F for Fiscal Year Ended December 31, 2007
             Filed August 21, 2008        File No. 0-30942

Further to your letter of April 6, 2009, we have been requested to respond to such letter by Mr. Michal Mazurek of the Company. In this regard we advise that, following consultation with its auditors, the Company confirms that it did consider potential indicators of impairment as noted in SFAS 144. In addition, as noted in the Company's financial statements (Note 22 (a)), in December 2007 the Company entered into an arrangement to dispose of its interest in Stream Poland. The consideration received as proceeds for this interest exceeded the related portion of the net assets of Stream Poland as consolidated in the Company's accounts as at December 31, 2007. It is the position of the Company that the proceeds on disposal provided supplemental evidence supporting the conclusion that no impairment of the assets of Stream Poland (which constitute 100% of the consolidated long-lived and intangible assets) existed as at December 31, 2007. The Company performed a review of any remaining long-lived and intangible assets (as disclosed in Note 2 (e) to the 2007 annual financial statements) and determined that an impairment loss was not evidenced.

We trust the above adequately deal with these matters. If all outstanding issues raised in your prior correspondence have been resolved, we shall proceed to amend and refile the Form 20-F as provided for in earlier correspondence to provide for management's conclusion as to the effectiveness of internal control over financial reporting.

Yours truly,

"David J. Cowan"

David J. Cowan
for Lang Michener LLP

DJC/nys